FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                                             -------------------------------



For the month(s) of               November & December          , 2000
                   ---------------------------------------------

                  BELMONT RESOURCES INC.
----------------------------------------------------------------
(Translation of registrant's name into English)

Suite 1180 - 666 Burrard Street, Vancouver, B.C.  V6C 2X8
----------------------------------------------------------------
(Address of principal executive offices)

[Indicate by a check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X               Form 40-F
            ---------------                      ---------------


[Indicate by a check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               X                No
            ---------------                      ---------------


[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-686.
                                      ---


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the
                                    -------------------------------
registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Belmont Resources Inc.
                                            ------------------------------------
                                                  (Registrant)

Date         January 5, 2001                By   /s/Gary Musil
         -------------------                   ---------------------------------
                                                  (Signature)
                                                  Gary Musil, Secretary/Director

BELMONT RESOURCES INC.
--------------------------------------------------------------------------------
                                                          #600 - 625 Howe Street
                                                         Vancouver, B.C. V6C 2T6
                                                              Ph: (604) 683-6648
                                                             Fax: (604) 683-1350
                                                      E-Mail: belmontr@direct.ca
                                              Website: www.Belmont-Resources.com
December 29, 2000


B.C. Securities Commission                              SEDAR
#200 - 865 Hornby Street
Vancouver, B.C.
V6Z 2H4

Attn:     Statutory Filings
---------------------------


Dear Sir or Madam:

Re:     Belmont Resources Inc. (the "Company") - File No. X005731
-----------------------------------------------------------------

The enclosed material was sent by prepaid mail to Supplemental Mail List respondents of the above-mentioned company on December 29, 2000.

We are filing this material with you in compliance with the regulations. Please also note the documents were filed with the Market Centres using SEDAR

Enclosed please find:

- Quarterly Report Form 61 and financial statements for the nine-month period ended October 31, 2000


Yours truly,

/s/ GARY MUSIL

Gary Musil,
Secretary/Director

GM/rm

Enclosure

c.c.  -     Canadian Venture Exchange, Attn: Listings Dept.
      -     Alberta Securities Commission (SEDAR)
      -     Martin & Associates, Solicitors, Attn: Paul Fang, Solicitor
      -     CIBC Mellon Trust Company, Attn: Doug Allen, Account Manager
      -     Dale, Matheson, Carr-Hilton, CA, Auditors
      -     Securities & Exchange Commission, Wash. DC, USA
      -     Moody's Investor Services (2)
      -     Directors (5)

                          Quarterly Report FORM 61
--------------------------------------------------------------------------------

ISSUER DETAILS

For Quarter Ended:          October 31, 2000

Date of Report:             December 28, 2000

Name of Issuer:             BELMONT RESOURCES INC.

Issuers Address:            #1180 - 666 Burrard Street
                            Vancouver, B.C. V6C 2X8

Issuer Fax Number:          604-683-1350

Issuer Phone Number:        604-683-6648


Contact Person:             Gary Musil

Contact Position:           Secretary/Director

Contact Telephone Number:   604-684-6648
--------------------------------------------------------------------------------
CERTIFICATE

The One/Two schedules required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.
--------------------------------------------------------------------------------

Directors Name:     /s/ Gary Musil              Date Signed:   December 28, 2000

Directors Name:     /s/ Kenneth B. Liebscher    Date Signed:   December 28, 2000

                             BELMONT RESOURCES INC.


                        CONSOLIDATED FINANCIAL STATEMENTS


                                       FOR


                                NINE MONTHS ENDED

                                OCTOBER 31, 2000
                               (OCTOBER 31, 1999)





                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                           CONSOLIDATED BALANCE SHEET
                             AS AT OCTOBER 31, 2000


                                     ASSETS

                                                      2000               1999
                                                      ----               ----

CURRENT
   Cash                                           $     59,028     $     39,172
   Marketable securities                               107,500        3,437,100
   Accounts receivable                                  13,947           13,682
   Refundable deposit                                  100,000             -
   Prepaid expenses                                    287,915            3,017
                                                   -----------      -----------
                                                       568,390        3,492,971

MARKETABLE SECURITIES                                     -           2,291,400
ADVANCES                                                  -              55,000
DEFERRED ACQUISITION COSTS                             177,980             -
RESOURCE INTERESTS                                   2,892,576        5,475,268
CAPITAL ASSETS                                           8,584          222,382
                                                   -----------      -----------
                                                  $  3,647,530     $ 11,537,021
                                                   ===========      ===========

                                   LIABILITIES

CURRENT LIABILITIES
   Accounts payable and accrued liabilities       $     28,876     $     69,866
   Future income taxes                                    -             568,603
                                                   -----------      -----------
                                                        28,876          638,469

NON-CONTROLLING INTEREST                                  -               8,673
FUTURE INCOME TAXES                                       -             539,837

                              SHAREHOLDERS' EQUITY

SHARE CAPITAL                                       13,890,065       13,605,665
DEFICIT                                            (10,271,411)      (3,255,623)
                                                   -----------      -----------
                                                     3,618,654       10,350,042
                                                   -----------      -----------
                                                  $  3,647,530     $ 11,537,021
                                                   ===========      ===========


Approved on behalf of the Board

/s/ KENNETH B. LIEBSCHER
--------------------------------------

/s/ GARY MUSIL
--------------------------------------



                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2000


                                                      2000               1999
                                                      ----               ----

INTEREST INCOME                                   $    (10,455)    $     (1,786)

EXPENSES
   Amortization                                          1,155             -
   Audit and accounting                                  6,200            3,594
   Consulting                                            2,500            2,500
   Foreign exchange loss                                 6,404             -
   Interest and bank charges                             1,049              250
   Legal                                                 7,577            2,946
   Management fees                                      40,500           40,500
   Office and sundry                                    21,344            8,675
   Property investigation                                4,573             -
   Regulatory and filing fees                            8,480            5,448
   Rent                                                 22,054           13,500
   Travel, promotion and shareholder info               39,631           29,074
   Transfer agent fees                                  10,365            9,339
   Telephone                                             1,808            4,514
   Secretarial and administrative services              56,431           49,306
                                                   -----------      -----------
      Total administrative costs                       230,071          169,646

LOSS BEFORE OTHER ITEMS                                219,616          167,860

OTHER ITEMS
   Loss on sale of marketable securities               567,711             -
                                                   -----------      -----------

NET LOSS FOR THE PERIOD                           $    787,327     $    167,860
                                                   ===========      ===========


Deficit, beginning of period                      $ (9,484,084)    $ (3,087,763)
                                                   -----------      -----------

Deficit, end of period                            $(10,271,411)    $ (3,255,623)
                                                   ===========      ===========


                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2000



                                                      2000               1999
                                                      ----               ----

OPERATING ACTIVITIES
   Net loss for the period                        $   (787,327)    $   (167,860)
      Add non cash items:
        Amortization                                     1,155             -
        Loss on marketable securities                1,992,650             -
                                                   -----------      -----------
                                                     1,206,478         (167,860)

Net changes in other non-cash working
  capital items
   Accounts receivable                                  (2,681)           3,754
   Prepaid expenses                                   (281,786)             469
   Accounts payable                                        105           24,122
                                                   -----------      -----------
                                                       922,116         (139,515)
                                                   -----------      -----------



INVESTING ACTIVITIES
   Mineral property expenditures                    (2,420,361)        (136,142)
   Acquisition of capital assets                        (4,288)            -
                                                   -----------      -----------
                                                    (2,424,649)        (136,142)
                                                   -----------      -----------



FINANCING ACTIVITIES
   Issuance of share capital                           284,480           85,240
   Repayment to shareholders                              -                (220)
                                                   -----------      -----------
                                                       284,480           85,020



INCREASE (DECREASE) IN CASH                         (1,218,053)        (190,637)

CASH, beginning of period                            1,277,081          229,809
                                                   -----------      -----------

CASH, end of period                               $     59,028     $     39,172
                                                   ===========      ===========



                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
              INTERIM CONSOLIDATED SCHEDULES OF RESOURCE INTERESTS
                   FOR THE NINE MONTHS ENDED OCTOBER 31, 2000




                                                      2000               1999
                                                      ----               ----

PEZINOK II
   Acquisition costs                              $    500,000     $  4,918,817
                                                   -----------      -----------
   Exploration costs
      Balance, beginning of year                          -             420,309
      Consulting                                          -               1,500
      Reports and administration                         2,122             -
      Exploration                                         -              14,519
      Travel and accommodation                            -               1,234
                                                   -----------      -----------
                                                         2,122          437,562
                                                       502,122        5,356,379
Capital assets                                            -             118,889
                                                   -----------      -----------
                                                       502,122        5,475,268
                                                   -----------      -----------

LAC ROCHER
Acquisition costs                                       78,000             -
                                                   -----------      -----------
Exploration costs
   Balance, beginning of year                            1,157             -
                                                   -----------      -----------
                                                        79,157             -
                                                   -----------      -----------

UNGAVA
Acquisition costs                                      107,500             -
                                                   -----------      -----------

ROZMIN
Acquisition costs                                    2,291,069             -
Exploration costs
   Consulting                                           14,632             -
   Reports and maps                                        776             -
   Travel and accommodation                             32,800             -
                                                   -----------      -----------
                                                     2,339,277             -
                                                   -----------      -----------

MASEVA
Acquisition costs                                         -                -
                                                   -----------      -----------
Exploration costs
   Licence fee                                          42,500             -
                                                   -----------      -----------
                                                        42,500             -


BALANCE - END OF PERIOD                           $  3,070,556     $  5,475,268
                                                   ===========      ===========


                                    UNAUDITED
                             Prepared by Management

                             BELMONT RESOURCES INC.
                                (the "Company")

                                                                     SCHEDULE B:

                          SUPPLEMENTARY INFORMATION


1) DEFERRED EXPLORATION & DEVELOPMENT COSTS AND RELATED PARTY TRANSACTIONS DURING THE SECOND QUARTER ENDED OCTOBER 31, 2000 AND CURRENT FISCAL YEAR-TO -DATE:

     Deferred exploration & development - See Schedule A - Exhibit 4
     ----------------------------------

     Related Party Transactions
     --------------------------

     During the quarter (year to date) transactions took place with related parties as follows:

        (i) Management fees totalling $13,500 ($40,500) were accrued/paid to an officer/director.

       (ii) The Company incurred $10,500 ($31,500) in office administrative services with an officer/director.

      (iii) Office rent totalling $3,000 ($5,000) was paid to a company managed by a director. Effective July 1, 2000 the Company assumed the lease on the office until December 31, 2000 and is currently reviewing other office space.

       (iv) During June, 2000 the Company issued 50,000 shares as per the February 15, 2000 Ungava property agreement with Montoro Resources Inc. ("Montoro"). Three of seven directors of the Company are also directors of Montoro.

--------------------------------------------------------------------------------

2)   a) SECURITIES ISSUED DURING THE QUARTER ENDED OCTOBER 31, 2000:

--------------------------------------------------------------------------------
     Date of  Type of    Type of  No. of          Price   Total       Type of
     Issue    Security   Issue    Shares Issued   Share   Proceeds Consideration
--------------------------------------------------------------------------------
                                        NIL
--------------------------------------------------------------------------------


     b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED OCTOBER 31, 2000:


--------------------------------------------------------------------------------
  Date             No. of         Director or          Exercise       Expiry
Granted            Shares           Employee            Price          Date
--------------------------------------------------------------------------------
August 17, 2000   500,000       Peter P.H. John         $0.32    August 17, 2002
--------------------------------------------------------------------------------
August 17, 2000   200,000       Vojtech Agyagos         $0.32    August 17, 2002
--------------------------------------------------------------------------------
August 17, 2000    50,000          Gary Musil           $0.32    August 17, 2002
--------------------------------------------------------------------------------
August 17, 2000    50,000     Kenneth B. Liebscher      $0.32    August 17, 2002
--------------------------------------------------------------------------------
August 17, 2000    50,000        Peter E. Serck         $0.32    August 17, 2002
--------------------------------------------------------------------------------
August 17, 2000    50,000          Jake Bottay          $0.32    August 17, 2002
--------------------------------------------------------------------------------

                                                                      SCHEDULE B
                                                                     (continued)



3)   a) AUTHORIZED AND ISSUED SHARE CAPITAL AS AT OCTOBER 31, 2000:

   The Company has authorized share capital of 50,000,000 common shares with no par value.

   The Company has issued and allotted shares of its capital stock totalling 20,703,012.


    b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT OCTOBER 31, 2000:

--------------------------------------------------------------------------------
 Security           Number             Exercise Price              Expiry Date
--------------------------------------------------------------------------------
 Options           850,000                 $0.32              September 17, 2001
--------------------------------------------------------------------------------
 Options           230,000                 $0.32                January 13, 2002
--------------------------------------------------------------------------------
 Options            75,000                 $0.50               February 18, 2002
--------------------------------------------------------------------------------
 Options           900,000                 $0.32                 August 17, 2002
--------------------------------------------------------------------------------
       Total     2,055,000
--------------------------------------------------------------------------------



    c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT OCTOBER 31, 2000:

    -   Common shares in escrow - NIL


    d) LIST OF DIRECTORS AS AT OCTOBER 31, 2000:

     Vojtech Agyagos          President/Director
     Gary Musil               Secretary/Director
     Kenneth B. Liebscher     Director
     Peter P.H. John          Director
     Nicolo Bellanca          Director
     Peter E. Serck           Director
     Jake Bottay              Director

                           BELMONT RESOURCES INC.
                               (the "Company")

                          Form 61 Quarterly Report
                                                                     SCHEDULE C:
                           MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS IN THE QUARTER ENDED OCTOBER 31, 2000 AND UP TO THE DATE OF THIS REPORT:
--------------------------------------------------------------------------------

Nature of Business:

At the Pezinok II mining concession the Company is inviting joint venture partners to fund further metallurgical testing work, partners who have financial resources and expertise, with the Company retaining an interest in the project.

With low gold prices causing major gold mine closures, management felt it wise to pursue other exploration activity such as oil and gas. In March 1998 the Company entered into an agreement to acquire the rights to explore for oil and gas in a 209,950-acre concession area in eastern Slovakia, and subsequently sold its interest to EuroGas Inc.

In March 1999 the Company acquired a mineral property in the Lac Rocher area of Quebec and also a 50% interest in an exploration permit in the Ungava region of Northern Quebec where Falconbridge has been producing nickle since December 1997.

In April 2000 the Company completed the acquisition of 57% of Rozmin s.r.o. which owns the Gemerska Poloma talc deposit in Eastern Slovak Republic.

In June 2000 the Company completed a Letter of Agreement to reacquire the interest in Maseva Gas s.r.o. which controls the gas concession in the Slovak Republic.

Investor Relations Activities:

There were no new investor relation's activities undertaken by or on behalf of the Company during the quarter except for the dissemination of press releases to the media, interested shareholders, investors, and brokers. No investor relation's arrangements or contracts were entered into during the quarter.

Significant Events & Transactions:

(a)   Acquisitions & Dispositions:

      See section (c) following - July 18, 2000 news releases.


(b)   Material Expenditures:

The major increases were:   Office & Administrative services $8,675 in 1999
($21,344 in 2000). These were mainly due to costs incurred in preparation of the 20-F filing with the U.S. Securities and Exchange Commission (the "SEC"), the consolidated year-end audited financials and increased accounting due to acquisitions and consolidations. Travel and Public Relations $29,074 in 1999 ($39,631 in 2000) because of due diligence on the new acquisition in Slovakia. An increase of $4,573 in property investigation costs was as a result of the Company's review and due diligence of numerous prospects. Overall operating costs increased 35.6% ($60,425) more than 1999, as a result of the new acquisition in Slovakia in the first quarter.

                                                                     SCHEDULE C:
                                                                     (continued)

(c)   News Releases & Material Change Reports:


August 30, 2000 - Further to our news release of June 29, 2000 the Company is pleased to report the following progress from its subsidiary Rozmin s.r.o.:

The mine access portal site and woodland clearing for the waste disposal area should be completed by the State forestry department early next week. The underbrush clearing of the power line is finished and a request to the State electric company for reconnection has been submitted. Rozmin received seven bids from Slovakian mining contractors for the mine decline and additional workings at the surface. The elimination and short listing has been completed and two contractors have been recommended. The contract bid of 71,500,000 SK ($2.4 million Cdn.) has been approved and work in expected to commence in September. Further information on the project can be reviewed through out subsidiary website at www.rozmin.sk

Word of the project is spreading throughout Europe and the Bureau of Mines of Slovak Republic is the latest to give full support to the project. The most important economic journal of Slovakia 'Hospodarske Noviny' gave the project a front page headline and write up on August 14th. In addition a request for project details has been received from Industrial Minerals magazine in the United Kingdom. A Company representative has also been invited by the Canadian Federal Minister for International Trade to join a trade mission to Hungary, Slovak and Czech Republics in mid September. This mission will provide the Company with the opportunity to strengthen relationships with the European governing bodies and enhance our overall visibility in the Central European market.

October 24, 2000 - Further to our news release of August 30, 2000 the Company is pleased to report the following progress from its subsidiary Rozmin s.r.o.:

The mine access portal site and woodland clearing for the waste disposal area has now been completed. The service of electrical equipment, transformers and powerline rehabilitation to the site has also been done. Work at the site has started with the installation of mobile buildings for equipment storage, mine dry and offices. Foundations for workshops, compressor and electrical generator stations are also underway. Paving of the roadway and construction area and installing culverts for control of the stream nearby is nearly complete. The driving of the ramp and respective decline is foreseen to begin in mid November. Photos of progress are available on our website at www.belmont-resources.com.

Other:   The Company is negotiating for a capital financing of approximately
-----
$1.5 million and expects to announce an agreement soon.

(d)   Breaches of corporate, securities or other laws, or of an Issuer's
      listing agreement with the Vancouver Stock Exchange:   None

                                                                     SCHEDULE C:
                                                                     (continued)

(e)   Regulatory Approval:

       August 25, 2000 - The Canadian Venture Exchange ("CDNX") accepted for filing the options to buy 900,000 shares of the Company at $0.32 for a period of two years. October 23, 2000 - The CDNX accepted for filing documentation related to the Company's reacquisition of 90% of the shares in Maseva Gas s.r.o., a private Slovak geological exploration company which controls the Kralovsky Chlmec oil/gas exploration territory located in the Eastern Slovak Republic.

(f)   Working Capital:

       Working capital is in excess of $539,500.

(g)   General:

       (i) On July 24, 2000 the Company held its Annual General Meeting. All matters proposed by management were unanimously approved by shareholders.